

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2013

Via E-mail
Ion G. Varouxakis
Chief Executive Officer and President
FreeSeas Inc.
10 Eleftheriou Venizelou Street
(Panepistimiou Ave.)
10671 Athens, Greece

>   **Re: FreeSeas Inc.**
>   **Registration Statement on Form F-1**
>   **Filed November 20, 2013**
>   **File No. 333-192446**

Dear Mr. Varouxakis:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Given the size of the offering relative to your public float, the nature of the offering and the selling stockholder, the transaction appears to be a primary offering which is not eligible to be conducted on a continuous or delayed basis pursuant to Rule 415(a)(1)(i) of the Securities Act of 1933. We further note that you do not appear eligible to conduct a primary at-the-market offering under Rule 415(a)(4) of the Securities Act of 1933. Please advise regarding your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i) of the Securities Act of 1933. For guidance, refer to Rules 415(a)(1)(x) and 415(a)(4) of the Securities Act of 1933 and Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations.

Registration Statement Cover Page

2. Refer to footnote 1 to the Calculation of Registration Fee table. To the extent that additional shares of common stock are to be received by the selling stockholders due to subsequent equity issuances by the company at a lower price per share than the current exercise prices of the Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series A Warrants or Series B Warrants due to any price protection provisions of such securities, please confirm your understanding that such additional shares of common stock will not be deemed to be covered by this registration statement pursuant to Rule 416 of the Securities Act of 1933 and would require separate registration or an exemption prior to sale. Please revise footnote 1 to clarify this fact.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Donald E. Field at (202) 551-3680 with any questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: Via E-mail
        Marc J. Ross, Esq.
        Sichenzia Ross Friedman Ference LLP